ARK DEVELOPMENT, INC.

4225 New Forrest Drive

Plano, Texas  75093

March 14, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:    H. Roger Schwall – Assistant Director

Laura Nicholson – Staff Attorney

Re:   Ark Development, Inc.

  Amendment No. 1 to Registration Statement on Form S-1

  Filed February 15, 2008

  File Number 333-148574

Ladies and Gentlemen:

The following responses address the comments provided via telephone by Laura Nicholson of the reviewing Staff of the Commission on February 28, 2008 (the "Comments") relating to the Registration Statement on Form S-1 (the "Registration Statement") of Ark Development, Inc. (the "Company").

1.

Please include the page numbers in the table of contents.

Response

The Company acknowledges the Staff’s comment and will revise the registration statement in accordance with the Staff’s comment.

2.

Please note your financial statements and related information throughout the document will go stale in the near future.

Response

The Company acknowledges the Staff’s comment and will revise the registration statement in accordance with the Staff’s comment to update the financial statements included in the registration statement.

3.

Please provide additional disclosure and specifics as to what consulting services Mr. Clark has performed for the companies he has provided services to.

Response

Noah Clark, Jr., our sole officer and director since October 2006, is a self-employed businessman who has been an independent consultant to both start-up and established companies in various industries for over 20 years.  In April 2007, Mr. Clark acted as a consultant for an internet company whereby he assisted management with locating a series of domain names relating to the oil and gas industry.  From April 2006 through the present, Mr. Clark has been an independent consultant to various companies in the energy industry, including oil and gas companies, environmental solution companies and alternative fuel companies, whereby he has assisted management with developing an in-depth familiarization with the company’s business objectives, evaluated business strategies and recommended changes where appropriate, arranged meetings with and presentations to institutional and professional individual investors in the U.S. and Canada, and reviewed and advised the company regarding the structure and viability of potential financing, merger and/or acquisition transactions.  From February 2004 through April 2006, Mr. Clark was an independent consultant to companies in the telecom industry whereby he has assisted management with developing an in-depth familiarization with the company’s business objectives, evaluated business strategies and recommended changes where appropriate, arranged meetings with and presentations to institutional and professional individual investors in the U.S. and Canada, and reviewed and advised the company regarding the structure and viability of potential financing, merger and/or acquisition transactions.  Prior to February 2004, Mr. Clark was an independent consultant to oil and gas companies in the start-up phase whereby he assisted companies in evaluating leases for drilling and production packages for purchase, advised companies regarding the structure and viability of potential financing, merger and/or acquisition transactions, and assisted in the grading and preparing of potential drill sites.  Mr. Clark attended East Carolina University majoring in Industrial Technology.

We hereby acknowledge the following:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We appreciate your timely consideration of these matters in your review of the filing referenced above. Thank you in advance for your prompt review and assistance.

Very truly yours,

/s/ Noah Clark__________

Noah Clark

Chief Executive Officer & President